Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
OF
CORE-MARK HOLDING COMPANY, INC.

Core-Mark Holding Company, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

1.	The name of the corporation is Core-Mark Holding Company, Inc. (the “Corporation”).

2.	The Corporation was originally incorporated under the same name and the original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on August 20, 2004.

3.
By unanimous consent of its members, in accordance with the provisions of Sections 141 and 242 of the DGCL, the Board of Directors of the Corporation duly adopted resolutions amending the certificate of incorporation as follows:

Article Four, Section 1 shall be amended and restated to read in its entirety as follows:
“Section 1.    Authorized Shares. The total number of shares of capital stock which the Corporation has authority to issue is one-hundred million (100,000,000) shares of Common Stock, par value $.01 per share (“Common Stock”).
The Common Stock shall have the rights, preferences and limitations set forth below.”

4.
Thereafter, pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted at an Annual Meeting of stockholders held on May 19, 2015, by affirmative vote of the holders of a majority of the shares of Common Stock in accordance with the provisions of Section 242 of the DGCL.

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IN WITNESS WHEREOF, Core-Mark Holding Company, Inc. has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer on this 20th day of May, 2015.

Core-Mark Holding Company, Inc.

By:	/s/ Thomas B. Perkins
Name:	Thomas B. Perkins
Title:	President and Chief Executive Officer